Exhibit 99.1

Trident and Democratic Republic of Congo Sign Final Digital Identity Partnership and
Launch Nationwide “DRCPass” Deployment

Final contract caps partnership, officially launches DRC’s national digital identification system;
Web 3.0 digital identity in Africa; Trident appointed official e-KYC service provider.

SINGAPORE and KINSHASA, 25 June 2025 – Trident Digital Tech Holdings Ltd. (“Trident” or the “Company,” NASDAQ: TDTH), a Singapore-based catalyst for digital transformation and Web 3.0 activation, today announced that it has signed the definitive public-private partnership (PPP) agreement with the Government of the Democratic Republic of Congo (“DRC” or “Republic”). The contract paves the way for nationwide deployment of “DRCPass,” the Republic’s robust national digital identification system, to be rolled out in phases with an accompanying public-education campaign.

The agreement represents the capstone of the collaboration framework established in December 2024 between Trident and the Office of the President, forming the cornerstone of the DRC’s e-government and digital-identity initiative. Under the accord, Trident is the Republic’s exclusive provider of electronic Know Your Customer (“e-KYC”) services, delivering the Web 3.0-based national digital identity.

e-KYC technology streamlines identity verification for organizations while enhancing security. Trident’s deployment will focus on four core use cases:

1.	SIM-card registration: biometric-blockchain binding of the SIM to a verified citizen record, eradicating “ghost” lines and cutting operator-fraud losses and regulatory fines in real time.

2.	Seamless access to e-government and business portals: with single-sign-on (SSO), Congolese can access and conduct transactions easily with public and private institutions through one log-in.

3.	Digital payments enablement: one-click e-KYC that auto-scores risk and unlocks instant credit, driving formal financial access beyond the siloed, branch-first systems in use today.

4.	Digital Citizen Identity: centralized and secure identity record that complements physical IDs, giving Congolese a verifiable digital credential for public and private-sector transactions.

After registering for their national ID, citizens will be able to download the “Tridentity” mobile application and enroll their DRCPass, which uses secure single-sign-on (SSO) to access authorized applications and websites.

“Over the past several months our teams have worked hand-in-hand with the DRC government to prepare for this moment. We commend the Republic’s leadership for embracing a digital future and look forward to supporting a nationwide rollout that others in Africa will surely emulate,” said Soon Huat Lim, Founder, Chairman and Chief Executive Officer of Trident.

“Today marks more than the signing of a partnership contract with Trident Digital Tech; it marks a defining chapter in the digital rebirth of our nation. By launching the national digital identification system, we lay a cornerstone for a Democratic Republic of Congo that is digitally sovereign, financially inclusive, and resilient to tomorrow’s challenges. As we begin phased deployment of DRCPass, we are not merely adopting innovation; we are shaping the future of governance in Africa,” said H.E. Augustin Kibassa Maliba, Minister of Posts, Telecommunications and Digital Affairs of the DRC.

According to GSMA Intelligence, the DRC has more than 80 million mobile subscribers and an expanding base of banked citizens populations that will directly benefit from secure e-KYC services.

About Trident

Trident is a leading catalyst for digital transformation in technology optimization and Web 3.0 activation. Its flagship product, Tridentity, is a blockchain-based identity platform that is designed to deliver secure single-sign-on authentication across diverse industries. Trident’s mission is to become a global leader in Web 3.0 enablement, connecting organizations to reliable and secure digital infrastructure with optimized user experiences, with a strong focus on Southern Africa and other high-growth markets.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the national digital identification system and the e-KYC process will not materialize as contemplated under the PPP agreement. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the implementation of the agreement; potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor & Media Contacts

Investor Relations
Robin Yang, Partner – ICR LLC
investor@tridentity.me | +1 (212) 321-0602

Media Relations
Brad Burgess, SVP – ICR LLC
brad.burgess@icrinc.com